

April 23, 2013

Via E-Mail
Edward Yihua Kang
Chief Executive Officer
Ever-Glory International Group, Inc.
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

> **Re: Ever-Glory International Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 18, 2013**
> **File No. 001-34124**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K

1. Please revise your disclosure to expand the facts underlying your conclusion to restate your financial statements (i.e. why was the accounting treatment incorrect). In addition, clearly state in your narrative if you were initially advised by, or received notice from your independent accountant in regard to the misclassification.

2. Please revise to clarify which balance sheet line items will be impacted by the reclassification. We note that the September 30, 2012 change in current assets will be $25.6 million, yet the balance in amounts due from related party at that date is $22.3 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and Mining